

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Mr. Matthew J. Audette
Executive Vice President and Chief Financial Officer
E*Trade Financial Corporation
1271 Avenue of the Americas, 14th Floor
New York, NY 10020

      Re: E*Trade Financial Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 26, 2013
              File No. 001-11921

Dear Mr. Audette:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Angela Connell for

              Stephanie Ciboroski
              Senior Assistant Chief Accountant